# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 20/20 Biolabs, Inc., CIK 0001139685
CUSIP: 90138K101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9430 KEY WEST AVENUE, SUITE 100, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 02/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 543,680; shared voting power 0; sole dispositive power 543,680; shared dispositive power 0; aggregate amount beneficially owned 543,680 (9.9% of the class)
  Comment: Reporting Person Streeterville Capital, LLC ("Streeterville") has rights, under a Warrant and Series E Convertible Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streetertville as of the date of this filing was 543,680 shares, which is 9.99% of the 5,442,249 shares outstanding on February 18, 2026 (as reported in the Issuer's Form 424B3 filed on that date).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 543,680; shared voting power 0; sole dispositive power 543,680; shared dispositive power 0; aggregate amount beneficially owned 543,680 (9.9% of the class)
  Comment: Reporting Person Streeterville Management, LLC is the manager of Streeterville. Streeterville has rights, under a Warrant and Series E Convertible Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streetertville as of the date of this filing was 543,680 shares, which is 9.99% of the 5,442,249 shares outstanding on February 18, 2026 (as reported in the Issuer's Form 424B3 filed on that date).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 543,680; shared voting power 0; sole dispositive power 543,680; shared dispositive power 0; aggregate amount beneficially owned 543,680 (9.9% of the class)
  Comment: Reporting Person John Fife is the sole member of Streeterville Management, LLC, which is the manager of Streeterville. Streeterville has rights, under a Warrant and Series E Convertible Preferred Stock, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streetertville as of the date of this filing was 543,680 shares, which is 9.99% of the 5,442,249 shares outstanding on February 18, 2026 (as reported in the Issuer's Form 424B3 filed on that date).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.

## Item 1. Issuer
Name of issuer: 20/20 Biolabs, Inc.
Address of issuer's principal executive offices: 9430 KEY WEST AVENUE, SUITE 100, ROCKVILLE, MARYLAND, 20850

## Item 2. Person Filing
Name of person filing: This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of Ordinary Shares of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 543,680
Percent of class: 9.99%
Sole power to vote or to direct the vote: 543,680
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 543,680
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (02/25/2026)
- Streeterville Management, LLC: John Fife, President (02/25/2026)
- John M Fife: John Fife, President (02/25/2026)